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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

PROCESSING
DEC 27 2004
WASH., D.C. 202
SECTION

SEC FILE NUMBER
8- 7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMAND FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRSTCOMM PLAZA
(No. and Street)

FORT WORTH, TEXAS 76116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL F. MORRISON 817-731-8621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2121 SAN JACINTO STREET, SUITE 1500	DALLAS	TEXAS	75021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH B30110 0430

OATH OR AFFIRMATION

I, MARTIN R. DURBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMAND FINANCIAL PLANNING, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MIRA E. MURRAY NOTARY PUBLIC STATE OF TEXAS MY COMM. EXPIRES 2-19-2008

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Command Financial Planning, Inc.

Statement of Financial Condition

September 30, 2004

Assets	
Cash – demand deposits	$ 1,830,192
Cash – money market account	12,297,778
Marketable securities at fair value	9,882,785
Commissions receivable	3,211,551
Accounts receivable, prepaid expenses, and other	949,644
Account receivable – parent company	4,543,373
Property, equipment, and software (net of accumulated depreciation and amortization of $4,540,478)	3,935,592
Total assets	$ 36,650,915
Liabilities and Stockholder's Equity	
Accrued bonuses payable	$ 2,751,532
Accrued commissions payable	1,672,408
Other accrued liabilities	16,840,783
Total liabilities	21,264,723
Commitments and Contingencies	
Stockholder's equity:	
Common stock:	
Class A – voting	2,046
Class B – non-voting	927
Additional paid-in capital	116,805
Retained earnings	15,266,533
Treasury stock, at par	(119)
Total stockholder's equity	15,386,192
Total liabilities and stockholder's equity	$ 36,650,915

See accompanying notes.

0411-0590829